Exhibit 99.1

Materialise Acquires Option to Buy Link3D

Potential Acquisition to Accelerate Roadmap to Offer Cloud-based Access to Integrated Software Platform

Leuven (Belgium) – April 13, 2021. Materialise, a global leader in 3D printing solutions, has acquired an option to buy Link3D Inc., an additive workflow and manufacturing execution systems (MES) company. The acquisition will extend Materialise’s ability to help companies gain control of their manufacturing floor as they scale up their additive manufacturing (AM) capability into volume production. In addition, the acquisition will allow Materialise to accelerate its roadmap to offer cloud-based access to its integrated software platform. It also is expected to broaden Materialise’s industrial customer base across North America, Europe and Asia Pacific, and offer Link3D customers a seamless connection to Materialise’s Magics 3D print suite.

“By joining forces with Link3D, we expect to be even better positioned to provide our customers with a solution to plan, manage and optimize their AM operations”, said Fried Vancraen, CEO of Materialise. “This agreement exploits the synergy between the two companies and will help us to remove some of the complexity associated with scaling 3D printing as part of a connected, industrial manufacturing process.”

Link3D offers additive MES workflow software to help companies scale their digital manufacturing operations across complex supply chains and IT environments. Its MES and workflow solutions help bolster overall adoption of AM for series production in major manufacturing industries, including aerospace, automotive, consumer, medical and energy.

Streamlining Additive Manufacturing Workflows

3D printing continues to transform the factory floor as companies increasingly turn to 3D printing for large-scale production. However, as these companies scale their 3D printing processes and integrate these operations with existing production infrastructures, they are confronted with increasingly diverse, complex and distributed manufacturing environments. Materialise and Link3D each offer MES-solutions that help these organizations gain control over their manufacturing floor. The synergy between the two companies will allow Materialise to help customers scale their AM capability across complex supply chains with greater operational excellence.

“At Link3D, it has always been our mission to help companies unlock the full potential of AM into their existing supply chains”, Link3D CEO Shane Fox said. “By teaming up with Materialise, a global pioneer of the 3D printing industry, we expect to be able to offer our combined user base access to a robust and comprehensive manufacturing suite of solutions, enabling them to take Additive Manufacturing to the next level”, Link3D Co-Founder and CTO Vishal Singh said.

Software Platform Strategy

The potential acquisition is also expected to accelerate Materialise’s platform strategy to offer companies cloud-based access to its unified software platform. While some companies had already begun their digitization journey before the pandemic hit, COVID-19 has accelerated this process and emphasized the benefits of pursuing digital transformation opportunities.

Materialise has outlined an ambitious roadmap to evolve its entire software suite to a SaaS model, offering its customers cloud-based access to a complete platform of software tools to manage and control the 3D printing process more efficiently. This cloud-based software platform will provide customers across multiple industries, from aerospace and automotive to point-of-care 3D printing, seamless and efficient access to Materialise’s complete and integrated 3D printing software suite. This platform will also allow customers to benefit from the latest software innovations and enable them to scale their operations based on their current needs.

“Materialise and Link3D share a commitment to support companies as they build cost-efficient and productive 3D printing factories”, said Stefaan Motte, VP and General Manager of Materialise Software. “We expect that joining forces with Link3D’s talented team will help us to advance our roadmap to offer customers more flexible and reliable access to a cloud-based, unified software platform.”

Materialise has recently announced several cloud-based software solutions, including Magics Storefont, a full e-commerce and CRM solution in one platform; and the Process Tuner, an intuitive online platform that helps speed up the process tuning that is required for mass-manufacturing 3D printed parts.

Link3D provides a suite of mission-critical applications for customers in the aerospace, automotive, medical and other competitive and highly regulated industries. These customers are expected to benefit from seamless access to Materialise’s Magics 3D print suite for AM part preparation, automation and production optimization, but also broad 3D printer connectivity and automated workflows.

Link3D will continue to be managed by its existing management team. Materialise expects to exercise the option before the end of the year.

Photos are available at www.materialise.com/en/press-center

About Materialise

Materialise incorporates three decades of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

About Link3D

Link3D, a global leader in additive workflow and manufacturing execution systems (MES), offers SaaS-based solutions to help organizations scale and optimize their additive manufacturing ecosystems. Link3D solutions connect with complex supply chains and IT environments to provide actionable analytics and greater visibility into the production process – ultimately helping achieve improved productivity, asset utilization, and quality outcomes. To learn more about Link3D, please visit: www.link3d.co

Cautionary Statement on Forward-Looking Statements

Some of the statements in this press release are “forward-looking” and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to, among other things, the expected timing of the exercise of Materialise’s option to acquire Link3D and the closing of the acquisition; the ability of the parties to complete the acquisition considering the various closing conditions; the expected benefits of the acquisition; and statements about Materialise’s and Link3d’s products, customers and markets. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. Materialise cautions you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond Materialise’s control that may cause Materialise’s actual results to differ materially from its expectations. Materialise is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless Materialise has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Press contact:

Materialise

Kristof Sehmke

Email: Kristof.sehmke@materialise.be

Or press@materialise.com

Twitter: @MaterialiseNV

Visit: www.materialise.com

Link3D

Neal Shah

Email: neal.shah@link3d.co

Visit: www.link3d.co